Advantage Municipal Income Trust (VKA)
	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 17,685,784 shares voted in his favor and 189,604 shares withheld. With regards to the election of Hugo F. Sonnenchein as elected trustee by the common shareholders of the Fund 17,730,002 voted in his favor and 145,386 shares withheld. With regards to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Fund 5,793 voted in his favor and 3 shares withheld. The other trustees whose terms did not expire in 2001 were: David C. Arch, Howard J Kerr, Theodore A. Myers and Wayne W. Whalen.